CUSIP No.  422347 10 4                                              Page 1 of 4
                                             ----------------------------------
                                             OMB APPROVAL
                                             OMB Number:  3235-0145
                                             Expires: February 28, 2009
                                             Estimated average burden
                                             hours per response       10.4
                                             ----------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                             HEARTLAND EXPRESS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   422347 10 4
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  422347 10 4                                              Page 2 of 4

1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LAWRENCE D. CROUSE

2)   Check the Appropriate Box if a Member of a Group N/A
     (a) [ ]
     (b) [ ]

3)   SEC Use Only

4)   Citizenship or Place of Organization: UNITED STATES OF AMERICA

         Number of         5)  Sole Voting Power                    5,018,208(1)
         Shares
         Beneficially      6)  Shares Voting Power                          0
         Owned by
         Each              7)  Sole Dispositive Power               1,742,938(2)
         Reporting
         Person With:      8)  Shares Dispositive Power                     0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person   5,018,208(1)

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:    N/A

11)  Percent of Class Represented by Amount in Row (9)                   5.3%(3)

12)  Type of Reporting Person: IN

     (1) Mr. Crouse owns 32,565 shares personally and directly. Mr. Crouse has voting and dispositive power with respect to 1,710,373 shares held by a trust established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee. Mr. Crouse has voting, but not dispositive, power over an additional 3,275,270 shares held by voting trusts established by Mr. Gerdin and his wife and of which Mr. Crouse serves as voting trustee.
     (2) Comprised of 32,565 shares owned by Mr. Crouse personally and directly, and 1,710,373 shares held by a trust established by Russell A. Gerdin and hist wife of which Mr. Crouse serves as trustee and has voting and dispositive power.
     (3) Based on 94,228,533 shares of Common Stock outstanding as of December 31, 2008.

CUSIP No. 422347 10 4                                               Page 3 of 4

                                  SCHEDULE 13 G
Item 1.
         a. Name of Issuer:                             Heartland Express, Inc.
         b. Address of Issuer's Principal
            Executive Offices:                          901 N Kansas Avenue
                                                        North Liberty, IA 52317
Item 2.
         a. Name of Person Filing:                      Lawrence D. Crouse
         b. Address of Principal Business
            Office:                                     P.O. Box 480
                                                        Burke, SD 57523
         c. Citizenship:                                United State of America
         d. Title of Class of Securities:               Common Stock, par value
                                                        $0.01 per share
         e. CUSIP Number:                               42234 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or  240.13d-2(b) or
     (c), check whether the person filing is a: N/A

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         a. Amount beneficially owned:                             5,018,208(1)
         b. Percent of class:                                           5.3%(3)
         c. Number of Shares as to which the person has:
            (i)   Sole power to vote or to direct the vote         5,018,208(1)
            (ii)  Shared power to vote or to direct vote                   0
            (iii) Sole power to dispose or to direct the
                  disposition of:                                  1,742,938(2)
            (iv)  Shared power to dispose or to direct the
                  disposition of:                                          0

     (1) Mr. Crouse owns 32,565 shares personally and directly. Mr. Crouse has voting and dispositive power with respect to 1,710,373 shares held by a trust established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee. Mr. Crouse has voting, but not dispositive, power over an additional 3,275,270 shares held by voting trusts established by Mr. Gerdin and his wife and of which Mr. Crouse serves as voting trustee.
     (2) Comprised of 32,565 shares owned by Mr. Crouse personally and directly, and 1,710,373 shares held by a trust established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee and has voting and dispositive power.
     (3) Based on 94,228,533 shares of Common Stock outstanding as of December 31, 2008.

CUSIP No. 422347 10 4                                               Page 4 of 4

Item 5. Ownership of Five Percent of Less of a Class.                      N/A

Item 6. Ownership of More that Five Percent on Behalf of Another Person.   N/A

Item 7. Identification  and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company.          N/A

Item 8. Identification and Classification of Members of the Group          N/A

Item 9. Notice of Dissolution of Group                                     N/A

Item 10.Certification


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2009
Date

/s/ LAWRENCE D. CROUSE
Signature

Lawrence D. Crouse, Director

Name and Title